Mail Stop 3561

May 6, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Mark T. Spears
Chief Financial Officer
120 North LaSalle Street, Suite 3300
Chicago, Illinois 60602

> **Re:** **LKQ Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 000-50404**

Dear Mr. Spears:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant